UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41887

Linkage Global Inc

2-23-3 Minami-Ikebukuro, Toshima-ku

Tokyo, Japan 171-0022

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Closing of the Private Placement

As previously disclosed in the Form 6-K furnished on May 16, 2025, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with 4 non-U.S. investors (the “Purchasers”), pursuant to which the Company agreed to issue and sell in a private placement offering (the “Private Placement”) an aggregate of 4,000,000 ordinary shares (the “Shares”), par value $0.025 per share, at a purchase price per share of $0.50, for gross proceeds of $2,000,000, of which proceeds will be used for working capital and other general corporate purposes. The Private Placement closed on June 6, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2025	Linkage Global Inc

	By:	/s/ Yang (Angela) Wang
	Name:	Yang (Angela) Wang
	Title:	Chief Executive Officer

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